UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact November | 2020

(Free Translation into English from the Original Press Release (Fato Relevante) Previously Issued in Portuguese)

Azul Announces the Settlement of its Public Offering of Convertible Debentures in Brazil

São Paulo, November 12, 2020 - Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Company”), further to the information disclosed in the press releases (fatos relevantes) dated October 26 and November 8, 2020, announces that, on this date, the public offering of guaranteed secured debentures, convertible into preferred shares, of the first issuance of the Company, pursuant to CVM Ruling 400, settled with the following features:

•        Total Issuance Amount: R$1,745,900,000.00.

•        Issuance Date: October 26, 2020.

•	Term and Maturity Date: five (5) years counted from the Issuance Date, maturing, therefore, on October 26, 2025.
•	Conversion Price: R$32.2649 per preferred share, resulting in an initial conversion premium of 27.5% based on the Azul4 30 trading day volume-weighted average price (VWAP) of R$25.3058.

The Debentures were deposited for trading on the secondary market through CETIP21 – Títulos e Valores Mobiliários managed and operated by B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and were settled through B3 with the Debentures being held in electronic custody at B3.

This Press Release (Fato Relevante) is disclosed for information purposes only and shall not, in any circumstances, be construed as an investment recommendation, nor as an offer to distribute any of the Company’s securities and shall not constitute an offer, solicitation or sale in the United States or to US persons or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration. Accordingly, the Debentures have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration and have been offered to the Anchor Investors in a transaction not involving a public offering in the United States.

Contact:

Investors Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 12, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer